Exhibit 99.3

ANNUAL GENERAL MEETING OF SHAREHOLDERS

SAIFUN SEMICONDUCTORS LTD.

June 28, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

œ Please detach along perforated line and mail in the envelope provided. œ

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PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Mr. Matty Karp and Mr. Yossi Sela as the Company's Class II Directors, each to serve until the 2010 Annual General Meeting of Shareholders or until his successor is elected and qualified, or until such director's office is vacated in accordance with the Company's Articles of Association and/or the Israeli Companies Law-1999.						FOR	AGAINST	ABSTAIN
					2.	To approve the re-appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company's independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2007, and its service as the Company's independent auditors until the next annual general meeting, and to authorize the Company's board of directors, upon recommendation of the Audit Committee, to fix remuneration of said auditors in accordance with the volume and nature of their services.	☐	☐	☐
NOMINEES:
☐	FOR ALL NOMINEES	š	Mr. Matty Karp
		š	Mr. Yossi Sela
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES
☐	FOR ALL EXCEPT (See instructions below)
This proxy will be voted as specified. If a choice is not specified, this proxy will be voted FOR the proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

PLEASE DATE, SIGN AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE!
INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ˜

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	■

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PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 28, 2007

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF

SAIFUN SEMICONDUCTORS LTD.

        The undersigned hereby appoints Dr. Boaz Eitan, Igal Shany and Guy Hadar, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Saifun Semiconductors Ltd., an Israeli corporation (the “Company”), which the undersigned may be entitled to vote at the Annual General Meeting of shareholders of the Company to be held at the offices of the Company at 6 Arie Regev St., Netanya, Israel, on Thursday, June 28, 2007, at 17:00 (local time) or at any adjournment or postponement thereof, as shown on the voting side of this card.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

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